October 25, 2010

VIA EDGAR and FEDERAL EXPRESS

Brigitte Lippmann, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Mellissa Duru, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Preliminary Proxy Statement on Schedule 14A

Filed October 12, 2010

Soliciting Materials on Schedule 14A

Filed October 13, 2010

File No. 1-12302

Dear Ms. Lippmann and Ms. Duru:

As orally requested by the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof, in connection with the preliminary proxy statement on Schedule 14A, filed by Barnes & Noble, Inc. (the “Company”) with the Commission on October 12, 2010, and the Company’s letter to employees, filed as soliciting materials on Schedule 14A by the Company with the Commission on October 13, 2010, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (212) 352-3888. Alternatively, you may contact Andrew R. Thompson at (212) 474-1802.

Sincerely,

/s/ Eugene V. DeFelice

Eugene V. DeFelice
Vice President, General Counsel and Corporate Secretary
Barnes & Noble, Inc.

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